Mail Stop 3561

November 9, 2005

Alan Rubin, Principal Executive Officer
Alec Bradley Cigar Corporation
3400 S.W. 26th Terrace, #A-1
Dania, FL  33312

      Re:	Alec Bradley Cigar Corporation
		Schedule 14C
      Filed October 12, 2005
		File No. 0-51511

Dear Mr. Rubin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please tell us what exemption from registration you are relying upon for the issuance of shares in the share exchange and describe the facts that make the exemption available to you.

2. Please include, in the first few pages of your information statement, a summary term sheet that describes only the most material terms of the proposed merger transaction in bullet point format. Refer to Item 1001 of Regulation M-A and also Section II.F.2 of Securities Act Release No. 7760 for a list of other issues that may be appropriately disclosed in the summary term sheet.

Questions and Answers, page 1
3. Your question and answer section repeats information found in your summary section. Please treat the two sections as one summary section and consolidate like information while eliminating repetition.
4. Please clarify, in the summary and throughout your document, that the share exchange is a reverse merger in which the Online Vacation will be the surviving company. Further, please describe the change of control in connection with the reverse merger. Specifically address how management and the business will change, that current shareholders of Alec Bradley will experience substantial dilution, and disclose that current shareholders of Alec Bradley will collectively own only 9% of Online Vacation after the share exchange.
5. Please revise to state in the summary whether the proposed amendments to your articles and the adoption of your equity plan are contingent on the asset sale and share exchange with Online Vacation.
6. Please revise to briefly describe, in the summary and under your discussion of the asset sale and share exchange, your plans if the asset sale and merger agreement are not consummated.
7. We note that you state that your stock is "listed" on the OTCBB.
For example, refer to pages 1, 3, 6, 13, and 17. Please revise to clarify that stock prices are "quoted" on the OTCBB.

Q: Why are Alec Bradley Cigar and Online Vacation..., page 2
8. Please revise to clarify how the reverse merger will result in giving your shareholders "a greater chance of realizing shareholder value than if we continue with our current cigar business" and providing Online Vacation`s shareholders with "greater liquidity" and
"greater access to capital markets."

Q: What will happen in the proposed share exchange?, page 3

9. In the eighth question, you disclose the $78,000 of related party notes that Mr. Rubin will forgive. Please tell us if this is part of the agreement or the basis for stating this matter. We note the debt is due in the normal course by December 31, 2005 and Mr. Rubin will own 100% of the cigar business after the transactions are completed.
Please revise to update the balance of promissory notes and clarify the significance of this matter in determining the sales price of the cigar business.

Q: What will Online Vaction Center shareholders receive..., page 3
10. Please also disclose that current Alec Bradley`s shareholders will not receive any stock or consideration in connection with the asset sale or merger agreement and will hold stock in a new company,
Online Vacation Center, after the reverse merger.

What are the implications of the proposals for Alec Bradley Cigar`s current..., page 3
11. Please revise your statements about Alec Bradley`s cigar business continuing after the asset sale to clarify that your current stockholders will no longer hold any interest in the cigar business after the asset sale.

What are the risks to the proposals, page 3
12. Please revise your statements under the answer to this question.
We note that you state that Mr. Rubin is not withdrawing from the cigar business and that your decision to withdraw from the cigar business may be premature. Please clarify that your current stockholders will no longer hold any interest in Mr. Rubin`s cigar business after the asset sale. Further, please revise to clarify what you mean in the last two sentences.

Summary of the Sale of Assets, page 5
13. Please describe in reasonable detail any negotiations, and any present or proposed agreement, arrangement, or understanding between
Mr. Rubin and either you or your affiliates concerning the sale of assets transaction. In this regard, explain how you determined the sale price of 2.7 million shares and $78,000 of forgiveness in debts owed by the company and discuss the fairness of the consideration. Refer to Item 15(b) of Schedule 14A.
14. Please state whether you considered any alternative transactions to the asset sale. If so, describe them and explain why they were eventually rejected, and if you have not considered any other transaction, explain why not.
15. Please provide bullet-point lists, discussing the material advantages and disadvantages both to you and to your shareholders arising from the asset sale.

Interests of Certain Persons in the Share Exchange, page 7
16. Please describe any interests and benefits to affiliates of Alec
Bradley and Online beyond stock ownership.
17. Footnote 2 indicates that Mr. Rudner may purchase privately from two third party shareholders, common stock at a price of $0.90 and at a price of $0.20. Please explain the disparity in prices for the shares and tell us whether there is an agreement currently in place for the purchase of the shares. Additionally, please identify whether any of the third parties are affiliates of Alec Bradley Cigar. In particular, please note whether the 500,000 shares Mr. Rudner may purchase at a price of $0.90 represents the interests of
Mr. Ginsberg.

Accounting Treatment, page 8

18. Please state the accounting treatment under generally accepted accounting principles. Please revise to present the accounting treatment from the point of view of the surviving accounting entity.
For example, it appears you should disclose that the share exchange will be accounted for as a reverse acquisition, if so, with Online Vacation Center as the surviving entity for accounting purposes and the assets and liabilities of Online Vacation Center carried forward at historical costs. Please revise or advise.

Cautionary Statement Concerning Forward Looking Information, page
11
19. We note your reference to the Private Securities Litigation Reform Act. Section 21E(b)(1)(C) of the Securities Exchange Act of
1934 expressly states that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the issuer issues penny stock.
Please delete references to the Litigation Reform Act.

Proposal One: Sale of Assets, page 13
20. Please include the information required by Item 202(a) of Regulation S-B and describe the effect of the penny stock rules on the trading of your common stock.
21. Please describe any material differences in the rights of security holders as a result of the reverse merger with Online Vacation.

Background of the Share Exchange, page 14
22. Please describe any past contacts, transactions, or negotiations with Online Vacation. Refer to Item 14(b)(7) of Regulation M-A.

Effects of the Share Exchange, page 15
23. We note that $3 million of outstanding Online Vacation debentures will be converted into the common stock of Alec Bradley. Please describe the terms of conversion.

Representations and Warranties, page 16
24. Please remove the term `certain` from your disclosure and replace with more definite language.

Interests of Certain Persons in the Share Exchange, page 23

25. In footnote 6, you indicate that shares held by the Cataldo
Family Trust are not included in the total.  Please tell us why
Cataldo Family Trust shares have been excluded.

Fairness Opinion, page 24
26. As currently drafted, the discussion of Capitalink`s opinion does not provide a meaningful summary of each of the analyses performed.
Please revise Capitalink`s summary so that it is written in clear, understandable language. Avoid unnecessary financial terms that make the disclosure very difficult to understand. Rather, explain in clear, concise, and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for analysis. For example, please describe how equity value and enterprise value were calculated and weighed, and why particular multiples or discounts were used in each analysis.
27. You attempt to qualify by the entirety the discussion of Capitalink`s methods use to determine fairness of the transaction by referring to the fairness opinion letter. However, it appears that the fairness opinion letter does not include a thorough discussion of the methods used to determine fairness. Please remove the qualification. Your disclosure should be accurate and complete.

28. Please provide us with copies of all material non-public information, including board books, projections and other materials exchanged among and relied upon by the parties.
29. Provide us with any analyses, reports, presentations, or similar materials prepared for or by the financial advisors in connection with rendering each fairness opinion. In particular, please provide us with copies of the presentation and any materials presented on September 30, 2005.
30. Please discuss the negotiation process regarding the exchange ratio, including the possible exchange ratios that were considered.
31. Please describe the method of selecting Capitalink.  Refer to
Item 1015(b)(3) of Regulation M-A. Please also describe any material relationship between Capitalink and either you or Online Vacation. Refer to Item 1015(b)(4). In addition, describe any instructions or limitations that Capitalink received from either you or Online Vacation. Finally, please disclose the fee paid for the fairness opinion.

Proposal Two: Approval of Amendment to the Articles of
Incorporation
to..., page 37
32. Please describe the anti-takeover effect of preemptive rights.

Proposal Five: Adoption of the 2005 Management an Director
Equity...,
page 41
33. Please revise to include the information required by Item
10(a)(2) of Schedule 14A.

Legal Proceedings, page 50
34. Please describe the underlying legal proceeding that you refer to on page 50 including the names of the parties, the claim made and location of the trial. Additionally, please tell us why the settlement caused you to recognize a gain.

Pro Forma Financial Information, page 61

35. Please revise the headnote on page 61 to state that the pro forma
balance sheet assumes the transactions occurred as of June 30,
2005
(or September 30, 2005 when updated financial statements are required). The pro forma statements of operations should assume the transactions occurred at the beginning of the earliest year presented. i.e. January 1, 2004. Please revise.

36. Please revise to include a pro forma statement of operations for the year ending December 31, 2004, or tell us why you believe it is not required. See Item 310(d) of Regulation S-B.

37. Please revise the third column heading on page 62 to define
"ABDC."

38. Please revise to include a footnote or schedule showing the historical number of shares outstanding as of the most recent balance sheet and reconciling to the number of common shares that will be outstanding upon completion of the transactions.

39. Please clarify why there is a pro forma adjustment eliminating the 4.5 million Alec Bradley shares since that is the legal entity and only 2.7 million shares will be eliminated in the sale of assets.
Include a footnote stating the number of shares of Alec Bradley issued in exchange for the outstanding shares of Online Vacation. Please revise accordingly.

40. It is not clear why the average number of outstanding common shares, as shown on page 63, is different for the basic earnings per share calculation versus the fully diluted calculation. Please revise to include a footnote explaining what gives rise to the difference.

41. Please revise to include a footnote with respect to the $3 million of subordinated debentures. If it is probable that the debentures will be converted to Online Vacation Center common stock as indicated in Note 11 to the interim financial statements, then you should show the pro forma effect of such a conversion including an adjustment for the related interest expense.

42. Please revise to show comparative per share information showing how the proposed transactions will impact shareholders of Online Vacation Centers and Alec Bradley. It appears you should show the impact of Mr. Rubin separately from the other current public shareholders of Alec Bradley. See Item 14(b)(10) of Schedule 14A.

Financial Statements of Online Vacation Centers, page F-1

43. Please revise to include a footnote explaining what the restricted cash relates to, how it is restricted and what event(s) will result in the release of the restriction(s). We note your accounting policy with respect to cash and cash equivalents that cash in the bank relates to cash and cash equivalents, and presumably not to restricted cash. Tell us where the restricted cash is held.

44. Please provide us with additional information with respect to the settlement obligation and revise your disclosures, as appropriate, to clarify certain matters as we understand them. Please reconcile the activity in the settlement obligation account in 2004. Please confirm our understanding that the balance in the obligation account arose from accruals of expense in prior periods. If this is the case, then it appears that the characterization of the reversal of over accruals as a "gain" is not appropriate. Please revise management`s discussion and analysis and/or the financial statements to clarify this point. Tell us how you determined the timing and amount of the initial accruals and when you determined to reverse these accruals. Finally, it appears that the statement of cash flows in 2004 should separately disclose the non cash adjustment of the liability balance. Please revise or advise.

45. Please confirm that Online Vacation Centers has no items of other comprehensive income. You may want to disclose this fact, if true.

46. Please tell us about the nature of the capitalized relocation costs and your basis for capitalization or revise as necessary.
See
AICPA Technical Practice Aids Section 5290.04.

47. We note that there is no disclosure in Note 8 on page F-14 of any provision to convert the subordinate debentures into common stock of
Online Vacation Centers. Please expand to disclose all pertinent terms of the notes. Revise your disclosure as appropriate such that the impact of the conversion on the shareholders and financial statements as well as the exchange transaction is transparent.

48. Please revise your disclosure including management`s discussion and analysis to discuss the decrease in your income tax valuation allowance. Please tell us, and revise the filing as appropriate to explain how you determined the amount of the valuation allowance and any known trends with respect to this allowance.

49. Please expand the notes to the interim financial statements to include an affirmative statement regarding the inclusion of adjustments. See Instruction 2 to Item 310(b) of Regulation S-B.


*********

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330 or Donna Di Silvio, Branch Chief, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at
(202) 551-3334, Peggy Kim, Senior Attorney, at (202) 551-32411, or
me
at (202) 551-3720 with any other questions.


								Sincerely,


								H. Christopher Owings
								Assistant Director


Cc:	Brian Pearlman, Esq.
	Adorno & Yoss
	Fax: (954) 766-7800
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Alan Rubin, Principal Executive Officer
Alec Bradley Cigar Corporation
November 9, 2005
Page 1